February 1, 2017

BY HAND AND EDGAR

Dorman Yale

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4546

Re:	Zymeworks Inc.
Draft Registration Statement on Form F-1
Submitted December 13, 2016
CIK No. 0001403752

Dear Ms. Yale:

On behalf of Zymeworks Inc. (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial confidential submission of the Registration Statement with the Commission on December 13, 2016.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 10, 2017 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Summary

Overview, page 1

1.	Please clarify the meaning of any significant scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by “bispecific antibody,” “cytotoxic payload,” “epitope,” “Fab,” “linker,” “multivalent scaffolds,” “PFS,” “OS,” “cytotoxic drug conjugation,” and “multivalent targeting” at their first use. Please also explain what you mean by an “adaptive” Phase 1 clinical trial. In addition, please explain the competitive advantage listed in the third bullet point relating to Native (IgG or HAS) Formats so that a lay reader may understand its significance.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 3, 4, 5, 94, 95, 96, 97, 99 and 121 to clarify the meaning of significant scientific or technical terms at their first use and to more clearly explain the competitive advantage described in the bullet point relating to Native Formats. The Company respectfully submits that the term “Fab” has previously been explained at its first use (see page 1). Lastly, the Company respectfully submits that the term “adaptive” with respect to the Phase 1 clinical trial has its plain English meaning, to adjust or modify, and does not relate to a specific technical or scientific meaning. Nonetheless, the Company has revised its disclosure on page 121 and 122 to better explain why the Phase 1 clinical trial is described as “adaptive.”

2.	We note your statements here and throughout the prospectus regarding the “safety and efficacy” of your product candidates, such as your “multiple wholly-owned product candidates that demonstrate safety and efficacy,” your “lead product candidates have demonstrated a favorable safety profile,” your platform includes “optimized efficacy and safety profiles” your biotherapeutics will “result in superior safety, efficacy and patient outcomes,” ZymeLink-cytotoxin conjugates “demonstrate exceptional anti-tumor efficacy and tolerability,” and “preclinical studies demonstrate that ZW25 is efficacious against breast tumors. . .” Because approval of the FDA is dependent on it making a determination that a drug or biologic is effective, it is premature for you to describe your technology or product candidates as safe and effective. Please revise these statements in your prospectus accordingly.

Response:

The Company has revised its disclosure on pages 4, 97, 119, 121 and 123 to address the Staff’s comment and remove references to “safety” or “efficacy.” In other instances, the Company has revised its disclosure to clarify that the statements related to the safety and efficacy of its product candidates are based on the Company’s belief and are limited to the safety and efficacy of such product candidates as observed by the Company in the described Phase 1 clinical trial or

Dorman Yale

Securities and Exchange Commission

February 1, 2017

preclinical studies. The Company has also added disclosure on pages 16, 122, 123 and 135 to emphasize that the FDA and any corresponding regulatory authorities will ultimately review the Company’s clinical results and determine whether the Company’s product candidates are safe and effective. For clarity, the Company has also added disclosure on pages 16, 122, 123 and 135 to highlight that no regulatory agency has made any such determination that any of the Company’s product candidates are safe or effective for use by the general public for any indication.

3.	You state that your product candidates demonstrate “enhanced safety and efficacy with the potential to drive superior outcomes in large underserved and unaddressed patient populations.” In addition to revising the language about safety and efficacy, please explain how your product candidates are “enhanced,” including what you are using as a comparison for your candidates. Please also clarify the particular underserved and unaddressed population to which you refer.

Response:

The Company has revised its disclosure on pages 1, 74 and 94 to address the Staff’s comment. Furthermore, with regard to clarifying the particular underserved and unaddressed patient populations, the Company has revised its disclosure on page 1 to direct readers to disclosure regarding the underserved and unaddressed patient population contained in the subsequent paragraph which states, “Approximately 81% of patients with HER2-expressing breast cancer and 57% of patients with HER2-expressing gastric and gastroesophageal junction cancer have tumors that express low to intermediate levels of HER2, making them ineligible for treatment with currently-approved HER2-targeted therapies, such as Herceptin and Perjeta, which generated combined sales of $8.5 billion in 2015.”

4.	We note your disclosure here and in your Business section that your therapeutic platforms have been validated through strategic partnerships with various pharmaceutical companies. Please revise your disclosure to make clear that the strategic partnerships only involve your Azymetric and EFECT platforms. Please also clearly state, to the extent accurate, that these platforms are being used by the strategic partners for their own development.

Response:

The Company has revised its disclosure on pages 2 and 95 to address the Staff’s comment.

5.	Please disclose the amount of your accumulated deficit.

Response:

The Company has revised its disclosure on page 7 to include its accumulated deficit.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Our Pipeline of Product Candidates, page 5

6.	We note your statement that there is a “substantial population” of patients whose tumors express lower levels of validated targets. Please quantify, to the extent practicable, what you mean by “substantial” and whether this population may receive other treatments or therapies aside from those you discuss here.

Response:

The Company has revised its disclosure on page 1, 74 and 94 to indicate the additional therapies currently available to the patient population being addressed. Furthermore, the Company has revised its disclosure on page 117 to explain how a significant unmet need remains despite the availability of these alternative treatments.

The Company respectfully submits that the “substantial population” of patients whose tumors express lower levels of validated targets is quantified on pages 1 and 94 of the Registration Statement through the following disclosure: “Approximately 81% of patients with HER2-expressing breast cancer and 57% of patients with HER2-expressing gastric and gastroesophageal junction cancer have tumors that express low to intermediate levels of HER2, making them ineligible for treatment with currently-approved HER2-targeted therapies, such as Herceptin and Perjeta, which generated combined sales of $8.5 billion in 2015.” For greater clarity and specificity, this “substantial population” of patients with HER2-expressing breast cancer is further quantified in graphical format on page 117.

7.	Please revise your product pipeline table here and in the Business section to remove the programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

Response:

The Company has revised its disclosure on pages 5, 97 and 98 to clarify for readers that the table refers to the Company’s product candidates as well as the areas of focus of the Company’s most advanced discovery efforts. The Company has also revised the table on pages 5 and 98 by using different colors to further differentiate between programs that are advanced discovery efforts (in green) and programs that have progressed to product candidate status (in blue).

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Implications of Being an Emerging Growth Company, page 7

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company is providing to the Staff, on a supplemental basis, copies of a written communication, as defined in Rule 405 under the Securities Act, that was used in a meeting with one potential investor in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by the potential investor during the Company’s presentation and no copies were retained by the potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return such copies to the Company upon completion of the Staff’s review. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Use of Proceeds, page 64

9.	Please revise your disclosure regarding the first two uses to explain what stage of development you expect to reach with the allocated amount (e.g., through the Phase 2 trial or through the filing of a NDA). If the anticipated proceeds will not be sufficient to fund each of the listed uses, please disclose the amount and sources of other funds needed. See Item 3.C.1. of Form 20-F.

Response:

The Company has revised its disclosure on pages 9, 64 and 65 to address the Staff’s comment.

10.	Please reconcile your planned use of offering proceeds for the clinical development of ZW25 and ZW33 with your disclosure on page 92 that your existing cash and cash equivalents and short term investments as of September 30, 2016, combined with collaboration payments, will enable you to fund the clinical development of these product candidates.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 92.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

11.	Please identify whether any material part of the proceeds will be used to discharge, reduce or retire indebtedness. If so, please provide the information required by Item 3.C.4. of Form 20-F.

Response:

The Company respectfully advises the Staff that it has no current plans to discharge, reduce or retire indebtedness with any material part of the proceeds. The Company acknowledges the Staff’s comment and confirms that if it elects to discharge, reduce or retire indebtedness with any material part of the proceeds, the Company will provide the information required by Item 3.C.4. of Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates Share-Based Compensation, page 83

12.	Please disclose the methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. Tell us what events resulted in the decrease of the estimated fair value between the October 1, 2015 and January 1, 2016 valuation dates and what events resulted in the increase of the estimated fair value between the February 29, 2016 and November 9, 2016 valuation dates. Confirm for us that the methods and the nature of material assumptions used to arrive at the fair values at the dates herein were the same as those used to determine the fair value for your common stock issued in the Kairos acquisition. If not, please explain. Also explain the events that resulted in the increase of the estimated fair value between the February 29, 2016 and the March 18, 2016 (Kairos acquisition date) valuation dates.

Response:

Methods used to determine fair value of company’s shares and material assumption used

The Company’s board of directors estimated the fair value of common shares using a number of objective and subjective factors, including: the Company’s stage of development; the Company’s status of research and development efforts; the status of the Company’s strategic and collaboration transactions; the rights, preferences and privileges of the Company’s preferred shares relative to those of its commons shares; the Company’s operating results and financial conditions; the availability of capital resources; general equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of the Company’s common shares.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

In addition, the Company engaged an independent valuation firm commencing June 30, 2012. Since December 31, 2014, the independent valuation firm has been engaged to prepare quarterly and interim valuation reports (“Valuation Reports”) to assist the Company’s board of directors in determining the fair value of the Company’s common shares in conjunction with the grant of equity linked instruments. These Valuation Reports reference valuation techniques and methods which are in accordance with principles and guidelines presented in:

•	Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Accounting and Valuation Guide”), developed by the American Institute of Certified Public Accountants;

•	Business Valuation Standards, developed by the American Society of Appraisers (“ASA”)

•	Principles of Appraisal Practice and Code of Ethics, also developed by the ASA; and

•	Uniform Standards of Professional Appraisal Practice, developed by the Appraisal Foundation, as “generally accepted appraisal standards,” pursuant to The Financial Institutions Reform, Recovery and Enforcement Act of 1989, 12 United States Code 3331-3351.

In general, the following accepted valuation approaches and methodologies were considered, as applicable:

•	Income Approach: Discounted Cash Flows;

•	Market Approach: Prior Sales of Company Stock;

•	Market Approach: Guideline M&A Transactions;

•	Market Approach: Guideline Public Companies; and

•	Allocation methods: Current Value Method; Option Pricing Method (“OPM”); and Probability Weighted Expected Return Method (“PWERM”).

Decrease in fair value – October 1, 2015 to January 1, 2016

Prior to December 31, 2015, the Company considered the most recent arm’s length common share financings (market approach: prior sales of company shares) prior to the issuance of any option grants, as the basis for the value of its common shares at the date of the option grant. This methodology was utilized in conjunction with the option pricing method allocation model. At December 31, 2015, the valuation methodology changed towards the use of a hybrid (“Hybrid Method”) of both the PWERM and the OPM as the Company had obtained better visibility into the near-term timing of a potential initial public offering (“IPO”), but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the AICPA Accounting and Valuation Guide.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Based on the independent valuation performed at December 31, 2015, the estimated fair value of the Company’s common shares decreased from C$6.05 per common share on September 30, 2015 to C$5.07 per common share on December 31, 2015. The decrease was primarily due to the implications of a Series A preferred share financing (“Series A”), which closed on January 7, 2016, whereby new investors agreed to pay US$4.90 (C$6.89) per share. This financing represented the first instance of the issuance of preferred shares, which included certain protective provisions commonly granted to venture-based institutional investors (refer to note 11.d of the financial statements).

In Q4 2015, the Company received a term sheet for Series A preferred shares from two investors at US$4.90 per share. These parties were new investors to the Company and the price was negotiated at arm’s length by sophisticated investors. The potential Series A financing was considered to be a relevant data point for the December 31, 2015 valuation date, as the transaction was substantially complete at the end of December and closed (due to the holiday season) on January 7, 2016. This is in contrast to the most recent common share financing, which had closed more than 10 months earlier (and was therefore considered to be a less relevant transaction). Accordingly, the Series A preferred share price was considered to be a “Level 2 Input,” as defined in ASC 820 Fair Value Measurements and Disclosures, and has a higher priority in the “fair value hierarchy,” also as defined in ASC 820. Based on the Series A investment, the implied fair value of the common shares was determined to be less than the Series A preferred shares due to the latter having certain rights, privileges and preferences, including liquidation preferences, anti-dilutive provisions, voting rights, power to block financings or sales, and the ability to withhold approval of any new series or shares of capital stock that have any rights which are senior to the Series A preferred shares.

Increase in fair value – February 29, 2016 to March 31, 2016

The estimated common share fair value increased from February 29, 2016 (C$5.07 per common share) to March 31, 2016 (C$6.89 per common share) as a result of the Company closing its acquisition of Kairos on March 18, 2016 at C$6.89 per common share. This transaction was an arm’s length transaction with new parties. Senior management and the business development group conducted a strategic valuation exercise (not a formal, arm’s length independent financial valuation) by identifying and benchmarking similar stage venture-backed companies in the ADC sector. As an input into this strategic evaluation, the Company identified that Kairos was at that point currently raising capital, and through in-camera discussions with potential investors, the Company was able to competitively use this market data to arrive at a competitive value through the course of the negotiations that incorporated the notional “fair market value” of the potential financing.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

In determining the estimated fair value of the common shares on March 31, 2016, the independent valuation used the same valuation methodologies for both periods considering that there were relevant, arm’s length market transactions of the Company’s securities near the applicable valuation dates.

The arm’s length negotiated price for the remaining issued outstanding shares of Kairos was C$30.0 million plus a working capital adjustment. The C$30.0 million purchase price was paid through the issuance of common shares by the Company based on the arm’s length negotiation between both parties, whereby a per share value of C$6.89 per common share was agreed upon and the Company issued a total of 4,350,017 common shares.

Similar to the analysis prepared in determining the estimated fair value as of December 31, 2015, the Kairos equity transaction was considered to be a Level 2 input. The Company believes the applicable facts and circumstances surrounding a recent equity issuance should be considered in estimating the fair value of common shares. In this instance, the Company’s analysis considered the following: the transaction involved other considerations—payment of cash and acquisition of Zymelink platform; the transaction occurred just prior to the valuation date; and the transaction involved new owners in the Company who exchanged significant business assets in a negotiated market transaction. The acquisition occurred on March 18, 2016, just prior to the valuation date and involved several sophisticated investors in a negotiated arm’s length transaction.

Increase in price from March 31, 2016 to November 9, 2016

The estimated fair value of the Company’s common shares has steadily increased during this period as a result of several operational and market factors, including: (i) operational progress – the Company entered into a second strategic collaboration agreement with GSK in April 2016, established a research collaboration with the University of Victoria and the BC Cancer Agency to develop engineered Cytokine and Cytokine receptor pairs in June 2016, entered into a collaboration and licensing agreement with Innovative Targeting Solutions to advance biotherapeutics research and development in August 2016, received FDA acceptance of its IND application for ZW25 for the treatment of HER2-Expressing Cancers in August 2016, the Company was granted orphan drug designation by the FDA for ovarian cancer on ZW25 and ZW33 in August 2016, the Company dosed its first patient in a clinical Phase 1 trial of ZW25 in September 2016, and entered into an immune-oncology cross-licensing and collaboration agreement with Daiichi Sankyo in September 2016; and (ii) market factors – for each subsequent valuation of the Company’s common shares following March 31, 2016, the same PWERM framework was utilized. However, because the Company did not have any relevant security transactions during the period, the inputs for the valuations were based on an analysis of equity values from recent IPOs and acquisitions in the industry.

For each valuation, IPO scenarios were considered as of “certain expected IPO dates” in the future (which utilized the IPO equity values) as well as a “remain private” scenario (which utilized the acquisition data). For the valuations as of June 30, 2016, September 30, 2016, and November 8, 2016, the probabilities associated with “IPO scenarios” versus a “remain private” scenario were the 75% IPO/25% “remain private”, respectively (within the IPO scenarios there were different exit timings which varied between Q4 2016 and Q2 2017 – the probabilities for these events varied as of each valuation date). Given the Company’s

Dorman Yale

Securities and Exchange Commission

February 1, 2017

operational progress, the likelihood and timing of an IPO, and the changes in the IPO markets, its estimated common share value has steadily increased during this time period. The following is a summary of significant assumptions at each applicable valuation period:

Valuation Date: June 30, 2016

	Indicated Per Share Value of Common Shares (Marketable Basis)	Less: Discount for Lack of Marketability	Indicated Per Share Value of Common Shares	Probability	Weighted Per Share Value of Common Shares
Scenario 1 – IPO in Q4’16	$7.70	15%	$6.55	5%	$0.33
Scenario 2 – IPO in Q1’17	$7.66	17.5%	$6.32	25%	$1.58
Scenario 3 – IPO in Q2’17	$7.67	20%	$6.13	45%	$2.76
Scenario 4 – Does not complete IPO	$5.84	30%	$4.09	25%	$1.02
Weighted Average Per Share Value on a Minority, Non-marketable Basis (US$)				100%	$5.69
				C$/US$ FX	1.2956
Weighted Average Per share value on a Minority, Non-marketable Basis (C$)					$7.37

Valuation Date: September 30, 2016

	Indicated Per Share Value of Common Shares (Marketable Basis)	Less: Discount for Lack of Marketability	Indicated Per Share Value of Common Shares	Probability	Weighted Per Share Value of Common Shares
Scenario 1 – IPO in Q1’17	$8.45	15%	$7.18	25%	$1.80
Scenario 2 – IPO in Q2’17	$8.42	17.5%	$6.94	50%	$3.47
Scenario 3 – Does not complete IPO	$6.41	30%	$4.49	25%	$1.12
Weighted Average Per Share Value on a Minority, Non-marketable Basis (US$)				100%	$6.39
				C$/US$ FX	1.3141
Weighted Average Per share value on a Minority, Non-marketable Basis (C$)					$8.40

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Valuation Date: November 30, 2016

	Indicated Per Share Value of Common Shares (Marketable Basis)	Less: Discount for Lack of Marketability	Indicated Per Share Value of Common Shares	Probability	Weighted Per Share Value of Common Shares
Scenario 1 – IPO in Q1’17	$8.61	15%	$7.32	25%	$1.83
Scenario 2 – IPO in Q2’17	$8.55	17.5%	$7.05	50%	$3.52
Scenario 3 – Does not complete IPO	$6.53	30%	$4.57	25%	$1.14
Weighted Average Per Share Value on a Minority, Non-marketable Basis (US$)				100%	$6.49
				C$/US$ FX	1.3384
Weighted Average Per share value on a Minority, Non-marketable Basis (C$)					$8.69

13.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

The Company acknowledges the Staff’s comment.

14.	Please revise your tabular disclosures on pages 84, 85, 184 and elsewhere as applicable to also reflect amounts in U.S. dollars.

Response:

The Company has revised its disclosure on pages 84, 85, 160, 168, 171, 185 and 186 to provide a cross reference to the “Exchange Rate Data” section contained elsewhere in the Registration Statement. While the Company has provided certain convenience translations in the Registration Statement, the Company respectfully submits that Form F-1 does not require U.S. dollar currency translations in the tabular disclosure on pages 84, 85, 160, 168, 171, 185 and 186.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Financial Operations Overview

Research and Development Expense, page 78

15.	Please tell us the amount and nature of costs incurred for each period presented for prosecuting and maintaining intellectual property directly related to your product candidates and therapeutic platforms. Tell us how each cost qualifies as research or development as defined in ASC 730-10-20 and discussed in ASC 730-10-55-1 and 55-2.

Response:

In response to the Staff’s comment, the Company has reviewed all legal expenses originally classified as research and development expenses (“R&D”) for all periods presented. These legal expenses were incurred for maintaining and prosecuting the Company’s intellectual property related to its product candidates, therapeutic platforms and discovery efforts. Such expenses primarily consisted of fees for patent applications, legal filings related to existing intellectual property and freedom to operate (“FTO”) studies prior to conducting or advancing research and development activities.

Upon further analysis and assessment of the guidance in ASC 730-10-55-1 and 55-2, the Company has concluded that legal expenses of $1.20 million for the year ended December 31, 2014, $1.35 million for the year ended December 31, 2015, $1.06 million for the nine months ended September 30, 2015 and $1.47 million for the nine months ended September 30, 2016 are more appropriately classified as general and administrative expenses (“G&A”).

Accordingly, the Company has reclassified these amounts in the consolidated financial statements and added Note 18 to the financial statements to describe the impact of this reclassification. In addition, the Company has also reclassified the applicable amounts throughout the balance of the Registration Statement.

In making this reclassification, the Company considered its materiality, evaluating both quantitative and qualitative factors. In performing its evaluation, the Company considered guidance published by the Commission.

The misclassification of these legal expenses had no financial statement impact on the amount of total operating expenses and therefore, had no impact on the Company’s net loss or loss per share amounts in any of the annual or interim financial statement periods presented. The misclassification also did not have any impact on the Company’s consolidated balance sheet or statement of cash flows.

The Company has also considered the following:

•	There was no impact on net loss or other trends as total operating expenses, total net loss and loss per share do not change in any quarterly or annual financial statements. The Company does not believe that the classification of operating expenses would materially alter the investment decisions of a reasonable investor.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

•	The Company only operates in one segment and therefore, the misclassification does not impact the Company’s reporting on its operations.

•	The misclassification does not impact the fact that the Company has always operated at a loss.

•	The Company is not subject to financial regulatory requirements, and the misclassification does not impact the Company’s compliance with any debt covenants or other contractual requirements.

•	The Company’s senior management team’s compensation is directly tied to the Company’s corporate goals, and neither the classification of operating expenses nor the ratio of G&A to R&D expenses are corporate goals; therefore, the misclassification had no effect on management’s base or incentive compensation.

•	The misclassification does not involve the concealment of an unlawful transaction.

Based on the quantitative and qualitative factors discussed above, the Company does not believe that the reclassifications of legal expenses of $1.20 million for the year ended December 31, 2014, $1.35 million for the year ended December 31, 2015, $1.06 million for the nine months ended September 30, 2015 and $1.47 million for the nine months ended September 30, 2016 are material and therefore, disclosure of the corrected amounts would not significantly alter the information used by a reasonable investor to make investment decisions.

16.	Indicate, for each period presented, how much of your research and development expense represents costs incurred related to your collaboration and licensing agreements. Discuss the reasons for period over period fluctuations of these costs in the results of operations sections.

Response:

The research and development expenses related to the Company’s collaboration and licensing agreements are comprised of internal research costs (full-time-equivalent or “FTE”) and third-party expenses (“TPE”), for the Company’s outsourced work. Depending on the nature of the work and which agreement they relate to, the Company may be reimbursed for the FTE and TPE costs incurred.

The Company considers the licenses, therapeutic platforms, and, if applicable, certain research services performed in connection with the delivery of the therapeutic platforms to be a separate unit of accounting whereas research services performed on behalf of the licensees, subsequent to delivery of the therapeutic platforms are considered separate units of accounting. Such research services are considered to have standalone value as the licensee or another third party could provide these services without the Company’s assistance.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

The research and development expenses incurred in relation to the Company’s collaboration and licensing agreements for each period have been summarized below.

	Year ended December 31,			Nine months ended September 30,
All amounts are in thousands USD (unless otherwise stated)	2014	2015	Change	2015	2016	Change
Merck
Internal research costs for funded research activities (“FTE”)	—	43	43	28	36	8
External research costs for funded research activities (“TPE”)	—	708	708	312	420	108

Total	—	751	751	340	456	116

Lilly (2013 Agreement)
Internal research costs for funded research activities (“FTE”)	90	39	(51)	39	—	(39)
External research costs for funded research activities (“TPE”)	519	207	(312)	123	—	(123)

Total	609	246	(363)	162	—	(162)

Lilly (2014 Agreement)
Internal research costs for funded research activities (“FTE”)	—	28	28	28	22	(6)
External research costs for funded research activities (“TPE”)	—	23	23	22	253	231

Total	—	51	51	50	275	225

GSK (2015 Agreement)
Internal research costs for non-funded research activities (“FTE”)	—	—	—	—	78	78
External research costs for non-funded research activities (“TPE”)	—	—	—	—	64	64

Total	—	—	—	—	142	142

Costs related to Merck agreement: After delivery of the research and commercial licenses and the therapeutic platform technology, a research program commenced in 2015. This research work is independent of the delivery of the licenses and the Company’s technology and is to develop novel bispecific antibodies generated through use of the Company’s Azymetric platform toward certain exclusive therapeutics.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

The research work commenced in early 2015 and ramped up throughout the year. Therefore, no expenses were incurred in 2014. The FTE expenses increased slightly during the nine months ended September 30, 2016 over the same period in 2015 while the increase in TPE expenses was significant because more work was outsourced to external contract research organizations due to the nature of the research activities at that particular period of time.

Costs related to Lilly (2013) agreement: After delivery of the research and commercial licenses and the therapeutic platform technology, research work commenced in 2014. This research work is independent of the delivery of the licenses and the Company’s technology and it consists of the work to develop novel bispecific antibody therapeutics using the Company’s proprietary Azymetric platform. The Company will apply its Azymetric platform in combination with Lilly’s proprietary targets to create novel bispecific antibodies.

The research worked started and ramped up in 2014. Lilly expenses decreased in 2015 over 2014 due to the winding down of activities as the projects reached completion in 2015. Accordingly, both FTE and TPE expenses decreased in 2015 compared to the prior year. As the research work was completed in 2015, there were no expenses during the nine months ended September 30, 2016.

Costs related to Lilly (2014) agreement: Under the agreement, the Company and Lilly will collaborate to develop novel bispecific antibody therapeutics using the Company’s proprietary Azymetric platform. There was no upfront payment received and no revenue was recognized for this agreement.

The research program commenced in 2015. Accordingly, there were no expenses incurred in prior periods. FTE expenses decreased slightly during the nine months ended September 30, 2016 over the same period in the prior year while there was significant increase in TPE expenses because more work was outsourced to external contract research organizations due to the nature of the research activities at that particular period of time.

Costs related to GSK (2015) agreement: Under the agreement, the Company and GSK will collaborate to further develop the Company’s Effector Function Enhancement and Control Technology (EFECT) platform through the design, engineering, and testing of novel engineered Fc domains tailored to induce specific antibody-mediated immune responses. Under the terms of the agreement, the Company does not invoice GSK for R&D costs as both parties will be contributing its own research funding and support to the program. There was no upfront payment received and accordingly no revenue was recognized for this agreement. The research program commenced in 2016. Accordingly, there were no expenses incurred in prior periods.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Liquidity and Capital Resources, page 90

17.	Please disclose the specific milestones you must achieve to be eligible for the Tranche B Term Loan under the Perceptive Facility.

Response:

The Company has revised its disclosure on page 90 to disclose the specific milestones the Company must achieve to be eligible for the Tranche B Term Loan under the Perceptive Facility.

Funding Requirements, page 91

18.	Please quantify by collaborator and agreement the collaboration payments along with their nature and timing that you anticipate receiving that will enable you to fund the clinical development of ZW25 and ZW33 product candidates based on your Azymetric platform technology. Disclose the basis for your assumption that all of your strategic partners’ programs will advance as currently contemplated. Provide similar disclosure, as applicable, on page 125 in the first paragraph under “Our Strategic Partnerships.”

Response:

The Company has revised its disclosure on page 92 to clarify the nature of the anticipated collaboration payments. The Company respectfully advises the Staff that the specific quantity and timing of individual collaboration payments is competitively harmful information and will be the subject of a confidential treatment request pending a ruling pursuant to the provisions of Rule 406 of the Securities Act and the Division of Corporate Finance Staff Legal Bulletin No. 1, dated February 28, 1997 (Addendum added July 11, 2001) (“Staff Legal Bulletin No. 1”), for confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552(b) (“FOIA”). Notwithstanding the foregoing, the Company has disclosed the aggregate quantity of potential collaboration payments and respectfully submits that it has disclosed the material information required by Item 4.(a) of Form F-1, or more specifically Item 5.B. of Form 20-F, on pages 90, 91 and 92.

Furthermore, the Company acknowledges the Staff’s comment regarding its strategic partners’ program advancement and has revised its disclosure on pages 92 and 126 to clarify for readers that the Company does not assume that all of its strategic partners’ programs will advance as currently contemplated.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Business

Overview, page 94

19.	We note your statement here and elsewhere that 81% of patients with HER2-expressing breast cancer and 57% of patients with HER2-expressing gastric and gastroesophageal cancer have low to intermediate levels of HER2 and are ineligible for HER2-targeted therapies. So that investors may better understand your market opportunity, please disclose whether there are alternative treatments or therapies available for patients with low to intermediate levels of HER2 and whether such patients have similar survival and relapse rates as patients that are HER2 high-expressing. To the extent such patients receive alternative treatments or therapies, please explain how this is a significant unmet need.

Response:

The Company has revised its disclosure on pages 1, 74 and 94 to acknowledge alternative treatments for patients with low to intermediate levels of HER2. Furthermore, the Company has revised its disclosure on page 117 to explain how a significant unmet need remains despite the availability of these alternative treatments.

Azymetric Bispecific Antibody Platform, page 96

20.	Please revise your disclosure to explain what it means that the “dual-targeting of Azymetric antibodies has demonstrated synergistic efficacy in preclinical studies.”

Response:

The Company has revised its disclosure on pages 4 and 96 to address the Staff’s comment.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Our Strategy, page 98

21.	We note that you plan to “aggressively advance” ZW25 through clinical trials, and plan to discuss “accelerated registration paths” if data in your trials is “highly compelling.” We further note your statement that you will be able to realize significant cost and time savings for ZW25 and ZW33 because they share an identical bispecific antibody backbone. Please tell us why you believe your product candidates may have an accelerated timeline for clinical trials as compared to other product candidates. In particular we note that ZW25 is just starting Phase 1 and ZW33 is still preclinical, therefore it is unclear how you will be able to realize significant cost and time savings. Please also revise your disclosure in this section as appropriate.

Response:

The Company has revised its disclosure on page 99 by adding the following details relating to its strategy to aggressively advance its product candidates:

“Since we are investigating indications with high unmet medical need, we plan to pursue accelerated registration paths and other regulatory designations if the data obtained in our trials are highly compelling. We plan to present detailed safety and preliminary anti-tumor activity data for Part 1 at the American Society of Clinical Oncology meeting in June, 2017.”

ZymeLink Conjugation Platform and Cytotoxins, page 108

22.	Please further expand your disclosure on pages 108 and 109 to explain the studies that resulted in the findings presented here, including when you conducted the studies and over what period of time, as well as the significance of the graphs. In your disclosure, please explain why ZymeLink was compared to MMAE and if Trastuzumab-MMAE is the only other “currently approved ADC approach.” If not, please explain how you concluded that ZymeLink cytotoxin-conjugates are tolerated by non-human primates at doses several-fold higher than currently approved ADC approaches. In addition, please explain how ZymeLink ADCs exhibit “superior pharmokinetic properties” than other ADCs.

Response:

The Company has revised its disclosure on pages 108 and 109 to address the Staff’s comment.

EFECT Antibody Effector Function Modulation Platform, page 110

23.	Please revise this section to describe the EFECT platform so that a lay investor may understand the disclosure. The purpose and general description of the EFECT platform, EFECT variants, and the graphs on page 111 are unclear.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 110 and 111.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Preclinical Development of ZW25, page 118

24.	Please explain the significance of hIgG in this study. Please also explain why ZW25 was not compared to trastuzumab in the ovarian cancer model and also make clear that these studies were done using mice. Please include similar disclosure in the ZW33 preclinical studies discussed on pages 122-124, as appropriate.

Response:

The Company revised its disclosure on pages 119 and 120 and respectfully advises the Staff that hIgG is a human IgG-type antibody and is used as a control group in these preclinical efficacy models because it represents a non-active form of protein most similar to those used in test groups. The control group is important because it is used to establish a baseline to compare the test group’s results to determine the magnitude of the effect.

Furthermore, the Company has revised its disclosure on pages 119, 120, 124 and 125 to clarify that these studies were performed on mice.

Relating to the ovarian cancer model, the purpose of this particular study was to demonstrate that the effects of ZW25 were dose-dependent, meaning that the therapeutic effect positively correlated to the amount of ZW25 that was administered. Demonstrating this relationship is important in establishing that it is the drug itself that is responsible for the therapeutic effect. trastuzumab was not used as a benchmark in this study because it is not currently approved for ovarian cancer. Accordingly, the Company did not consider it appropriate to compare ZW25 to trastuzumab in this particular indication. To clarify the Company’s disclosure, it has added context on page 120 to indicate that there are no currently approved HER2-targeted therapies for the described indication.

25.	At your first use of the term “statistically significant” on page 119, please provide an explanation of the term and discuss how statistical significance relates to the FDA’s evidentiary standards of efficacy.

Response:

The Company has revised its disclosure on page 109, at the first use of the term “statistically significant.”

26.	Please disclose the indications that are included for the IND application filed for ZW25.

Response:

The Company has revised its disclosure on page 121 to address the Staff’s comment.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Potential Advantages of ZW33, page 122

27.	We note your statement that the “potential for increased efficiency should allow ZW33 to replace Kadcyla as the preferred therapy for second line treatment of HER2+ metastatic cancer.” Given that ZW33 is in pre-clinical development, this statement appears to be premature. Please remove this disclosure or tell us why you believe it is appropriate.

Response:

The Company has revised its disclosure on page 123 to address the SEC’s comment. The Company has also added disclosure on page 123 to emphasize that the FDA and any corresponding regulatory authorities will ultimately review the Company’s clinical results and determine whether the Company’s product candidates are effective. For clarity, the Company has also added disclosure on page 123 to highlight that no regulatory agency has made any such determination that ZW33 is effective for use by the general public for any indication. Given the above revision and additions, the Company respectfully submits that the disclosure is now appropriate.

28.	We refer to your statement in the penultimate paragraph on page 124 that in general, adverse effects reported for ZW33 at certain doses were similar to those reported for corresponding doses of DM1 or T-DM1. Please describe the reported adverse effects for ZW33.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 125. At the time of initial submission of the Company’s Registration Statement, the ZW33 repeat-dose GLP toxicology and pharmacokinetics study in non-human primates had not been completed and only interim findings were available, including the less sophisticated measure of “highest non-severely toxic dose.” The in-life portion of the ZW33 study is now complete and the Company has updated its disclosure to describe the more conventional and clinically-relevant measure of “no observed adverse effect level.”

Strategic Partnerships and Collaborations, page 125

29.	Please clarify in this section, as appropriate, that the biospecific antibodies generated through the strategic partnerships and collaborations are for the development of the strategic partners and you will not have ownership of any of such antibodies.

Response:

The Company has revised its disclosure on page 126 to address the Staff’s comment.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

30.	Please revise your disclosure in this section regarding your agreements with your strategic partners to break down the amount you will receive for the research, development and commercial milestones individually. Please also specify the duration of the royalty payments for each agreement. In addition, regarding your GSK (2015) agreement, please clarify when the research period ends.

Response:

The Company has revised its disclosure on page 129 to clarify when the research period under the GSK (2015) agreement ends.

The Company respectfully advises the Staff that the specific amount it will receive for individual research, development and commercial milestone payments and the duration of royalty payments is competitively harmful information and will be the subject of a confidential treatment request pending a ruling pursuant to the provisions of Rule 406 of the Securities Act and the Division of Corporate Finance Staff Legal Bulletin No. 1 for confidential treatment under the FOIA. Notwithstanding the foregoing, the Company has disclosed: (i) the milestone payments already received pursuant to the strategic partnerships and collaborations; (ii) the aggregate quantity of potential milestone payments and royalties it is eligible to receive pursuant the strategic partnerships and collaborations; and (iii) the general termination provisions pursuant to the strategic partnerships and collaborations. The Company respectfully submits that it has disclosed the material information required by Item 4.(a) of Form F-1, or more specifically Item 4.B. of Form 20-F.

31.	Please disclose the minimum cash balance that you must maintain under the Lilly (2014) agreement.

Response:

The Company respectfully advises the Staff that Lilly has agreed to amend the Lilly (2014) agreement to remove the minimum cash balance provision upon completion of this offering. The Company has accordingly revised its disclosure on pages 77 and 128 and will file the Lilly amendment as an exhibit to the Registration Statement.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

32.	Please revise your disclosure regarding the royalty rates applicable to the Daiichi agreement to quantify them within a ten point range.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 78 and 130.

Intellectual Property, page 130

33.	We refer to your statement that two of your patent families are co-owned with VAR2 Pharmaceuticals ApS. Please expand your disclosure to explain which of your patents are co-owned, and whether there is any agreement between you and VAR2 covering the patents. If you have an agreement, please disclose all material terms of such agreement and file it as an exhibit to the registration statement.

Response:

The Company has revised its disclosure on page 131 to indicate that the co-owned patent families are not material to the Company’s business and confirm that the Company and VAR2 do not have an agreement covering the co-owned patents.

34.	Please revise your disclosure to describe the material terms of your agreements with CDRD Ventures, ITS, NRC, Selexis and ProBioGen described on page 132 and file these agreements as exhibits to your registration statement. In the alternative, please tell us why such disclosure is not required.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the agreements with CDRD Ventures, ITS, NRC, Selexis and ProBioGen described on page 133 are not required to be filed as exhibits to the Registration Statement because such agreements are not material contracts under Item 601(b)(10) of Regulation S-K. The Company advises the Staff that (1) the agreements are contracts that ordinarily accompany the kind of business conducted by the Company and (2) the Company is not substantially dependent on any one of these contracts. Other parties provide comparable manufacturing and technology to those currently being provided to the Company under these agreements and some of these parties have manufacturing capabilities and technology that are equal to or greater than those of the Company’s current providers. Consequently, the Company believes that several other companies could provide the Company with manufacturing and technology that is substantially similar to those the Company receives from its current providers described on page 132, at a cost to the Company that the Company believes is not materially higher than the cost incurred under its current agreements and without substantial disruption to the Company’s business. While the agreements with CDRD Ventures and ITS respectively assign and license intellectual property to the Company, this intellectual property is not incorporated into any of the Company’s lead programs and has not been used to generate any of the Company’s current product candidates. In light of the foregoing, the Company does not believe that its business depends to a material extent on any of the above agreements. Consequently, the above agreements do not constitute material contracts under Item 601(b)(10) of Regulation S-K and are not required to be filed as exhibits to the Registration Statement.

As the Company’s product candidates move through clinical development and potentially into commercialization, the agreements with ITS and CDRD Ventures may become material. The Company acknowledges its obligation to regularly review the ITS and CDRD Ventures agreements (and each of its technology licensing and other similar arrangements) to evaluate materiality and to file any such agreement as an exhibit and to describe the material terms thereof, if in the future, the Company determines that any such agreement becomes material to the Company pursuant to Item 601(b)(10) of Regulation S-K.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Executive Compensation

Executive Employment Arrangements . . ., page 168

35.	Please revise your disclosure in this section to present the compensation disclosure for the year ended December 31, 2016, the company’s last full financial year. See Item 6.B. of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure throughout the Executive Compensation section for the year ended December 31, 2016.

36.	We refer to your table on page 169, which appears to show amounts in Canadian dollars, and footnote 1, which states that the reported amounts have been converted to U.S. dollars. Please reconcile these disclosures.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure in footnote 1 to the table on page 171 to remove the statement that reported amounts have been converted to U.S. dollars and provide a cross reference to the “Exchange Rate Data” section contained elsewhere in the Registration Statement.

Principal Shareholders, page 175

37.	Please revise your disclosure to identify the natural person(s) who have voting and investment control of the shares held by CTI Life Sciences Fund, L.P. and Celgene Alpine Investment Co.

Response:

The Company has revised its disclosure on pages 178 and 179 provide additional information with respect to the beneficial ownership of the shares held by CTI Life Sciences Fund, L.P., Celgene Alpine Investment Co. and Eli Lilly and Company.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

38.	Please include the information required by Item 7.A.2. of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 177.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

5. Equity Investment and Acquisition of Kairos, page F-19

39.	Please tell us why the cost approach to estimate the fair value of acquired IPR&D for each project is appropriate. Tell us more specifically the mechanics regarding your application of the cost approach to estimate, for each project, “total research costs incurred to date in order to recreate the asset, estimated cost multiples from comparable companies and expected investor return rates.” Provide us a schedule by project of the acquisition date fair values.

Response:

The Company has revised its disclosure on page F-20 for greater clarity. Furthermore, the Company respectfully submits that it engaged Deloitte LLP to provide assistance in connection with the valuation of the Kairos acquisition. In deciding on the appropriate valuation approaches, the Company was primarily influenced by the following factors:

•	Kairos is currently at an early stage of development and a detailed financial forecast is not available;

•	Historical costs incurred by Kairos are known and the total platform development costs to date can be reasonably estimated; and

•	Guideline licensing transactions data for companies with similar technology are available.

Based on the above factors, the Company has not used the income approach to value Kairos. The Company selected the following primary and corroborative approaches.

Primary Approaches

•	Comparable public company cost multiple approach: Under this approach, the Company calculated the value of the assets by applying a multiple of cost to the cumulative Kairos platform development costs. The cost multiple data has been obtained from comparable public biotechnology companies, which have lead products in a similar stage of development as Kairos and also have products targeting cancer.

•	Expected investor return approach: Under this approach, the Company applied a rate of return, commensurate with the level of risk associated with investing in the business, to the cumulative Kairos platform development costs.

•	Guideline technology and collaboration transactions approach: Under this approach, the Company quantified additional value to the technology swap and collaboration agreements that Kairos has entered into. The Company analyzed comparable technology and collaboration agreements and upfront payments paid in similar transactions.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Accordingly, the preliminary fair values of IPR&D assets on acquisition date have been determined as below:

Identifiable IPR&D Component	Valuation Method	Acquisition date fair value (thousand USD)

Kairos Technology (ADC Platform)	Comparable public company cost multiple approach Expected investor return approach	$17,628

Technology swap and collaboration agreements:

Co-Development Deal with Oxford Biotherapeutics (“OBT”)	Guideline technology and collaboration transactions approach	$768

Technology Swap Agreement with OBT	Guideline technology and collaboration transactions approach	$1,536

Collaboration Agreement with VAR2 Pharmaceuticals	Guideline technology and collaboration transactions approach	$768

Total IPR&D		$20,700

Corroborative Approaches

In addition to its primary approaches, the Company used the following three corroborative approaches to determine the overall reasonableness of its value conclusion.

•	Comparable Initial Public Offering (“IPO”) cost multiple approach: Under this approach, the Company calculated the value of the assets by applying a multiple of cost implied for comparable antibody-drug conjugate companies as at their respective IPO dates. As the respective stages of development and timing of IPOs for the companies focused on antibody-drug conjugates vary, the comparable IPO cost multiple approach has been used to corroborate the valuation conclusion.

•	Guideline licensing transaction approach: Under this approach, the Company analyzed comparable licensing deals. This is an effective way of directly valuing the assets, as licensing deals are for assets only. Upfront payments paid in transactions are reflective of minimum value. These deals often include milestone and royalty payments. Milestone and royalty payments have not been factored into the guideline licensing transaction approach given the early nature of the comparable companies and the high level of uncertainty associated with achieving the targeted milestones and commercial sales.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

•	Precedent purchase price allocation approach: Under this approach, the Company analyzed the purchase price allocations in acquisitions of biotechnology companies over the past five years. The Company calculated a Purchase Price Allocation (“PPA”) discrepancy based on the total intangible assets and goodwill publicly reported in the respective transactions. The proportion of the purchase price allocated to intangible assets and goodwill over and above the price allocated to the net tangible assets was applied to the Kairos transaction to derive an implied cost multiple. Given the precedent PPA’s include acquisitions of companies which have products in various therapeutic areas and stages of development, the precedent PPA approach has been used to corroborate the Company’s valuation conclusion.

11. Redeemable Convertible Class A Preferred Shares, Special Shares and Shareholders’ Equity, page F-25

40.	Substantiate for us the expected volatility rates you use throughout this note.

Response:

Due to the fact that the Company is privately held, it does not have sufficient historical volatility information available in computing the fair value of its stock options and warrants. As a result, the Company has selected a group of proxy companies for the volatility assumption. Management selected these companies because they are in a comparable industry.

The Company has used the following proxy companies to estimate the expected volatility assumption for the fair value assessment of stock options and warrants using the Black-Scholes method. These companies were selected because of the similarities in their products and/or target markets of their products. Each company is given equal weight and the volatility data is averaged. Management reviews the proxy companies for relevance annually. Optrack, the stock option management and reporting system used by the Company, uses the Black-Scholes method to calculate fair value. Optrack obtains stock quotes from third-party sources and calculates the volatility amount used in the Black Scholes method for a period consistent with the expected term of the options. Management reviews the proxy company stock quotes in Optrack against third-party stock quotes (i.e., Yahoo Finance) to ensure completeness and accuracy of the volatility details that Optrack has included in the volatility calculation.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Company Name	Symbol	Stock Exchange	Note

Ablynx NV	ABLX	BR	Note 1

Immunomedics Inc.	IMMU	NASDAQ	Note 2

MacroGenics, Inc.	MGNX	NASDAQ	Note 3

Regeneron Pharmaceuticals, Inc.	REGN	NASDAQ	Note 4

UCB S.A.	USB	BR	Note 5

Xencor, Inc.	XNCR	NASDAQ	Note 6

Notes:

•	“BR” refers to Brussels Stock Exchange.

•	Note 1: Ablynx NV, a biopharmaceutical company, is engaged in the discovery and development of Nanobodies, a class of therapeutic proteins based on single-domain antibody fragments for various serious and life-threatening human diseases.

•	Note 2: Immunomedics, Inc., a biopharmaceutical company, focuses on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune, and other diseases in the United States. Its clinical programs include epratuzumab, which is in two Phase 3 clinical trials for the treatment of lupus; and Yttrium-90 labeled clivatuzumab tetraxetan that is in Phase 3 registration study for the treatment of pancreatic cancer.

•	Note 3: MacroGenics, Inc., a clinical-stage biopharmaceutical company, focuses on discovering and developing monoclonal antibody-based therapeutics for the treatment of cancer and autoimmune diseases. Its shares were first publicly traded on October 10, 2013.

•	Note 4: Regeneron Pharmaceuticals, Inc., a biopharmaceutical company, discovers, invents, develops, manufactures, and commercializes medicines for the treatment of serious medical conditions in the United States and internationally.

•	Note 5: UCB S.A., a global biopharmaceutical company, focuses on central nervous system disorders and immunology diseases. The company’s core products include Cimzia for inflammatory arthritis indications and Crohn’s disease; Vimpat for epilepsy; and Neupro for Parkinson’s disease and restless legs syndrome.

•	Note 6: Xencor, Inc., a clinical-stage biopharmaceutical company, focuses on discovering and developing engineered monoclonal antibodies to treat severe and life-threatening diseases with unmet medical needs. Its shares were first publicly traded on December 3, 2013.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

13. Research Collaboration and Licensing Agreements, page F-32

41.	Please present the expense incurred by agreement for each period presented and indicate where the amounts are included within the consolidated statements of loss and comprehensive loss.

Response:

The Company directs the Staff to the Company’s response to comment 16. The Company respectfully submits that it did not incur any expenses related to its collaboration agreements other than those presented in the Company’s response to comment 16. Furthermore, all such expenses were included in the Company’s research and development expenses.

42.	Please revise your disclosure to clarify how your revenue recognition policy disclosed on page F-12 in general terms was applied to each of your agreements. In doing so, please address the following:

•	Disclose the deliverables, units of accounting, the arrangement consideration and how it was allocated including the method used to determine selling prices as discussed in 605-25-30-2 and provide all disclosures, as applicable, as required by ASC 605-2550.

Response:

The Company acknowledges Staff’s comment and has provided the additional disclosures in Note 13 on Pages F-33 to F-41. The Company has also enhanced its revenue recognition accounting policy disclosure in Note 2 on Pages F-12 to F-13 to more clearly describe the Company’s revenue recognition accounting policy.

•	Disclose the accounting for the rights granted to Celgene to exercise options on a certain number of products.

Response:

The Company acknowledges Staff’s comment and has provided the disclosure in Note 13 on Pages F-37 and F-38. The Company concluded that, at the inception of the agreement, Celgene’s option to obtain a Commercial License does not represent a deliverable because it is a substantive option and did not contain a significant or incremental discount.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

•	Clarify your statements on page F-34 that your agreement with Merck and both your agreements with Lilly were not considered to be multiple element arrangements.

Response:

In response to Staff’s comments, the Company reviewed the disclosure and has determined that the agreements are more appropriately described as multiple element arrangements. Accordingly, the Company has revised its disclosure in Note 13 on Pages F-34 to F-37 to include all disclosures required by ASC 605-25-50.

•	Revise your accounting policy disclosures to clarify your accounting for contract amendments and subsequent contracts entered into with the same party such as the December 2014 amended agreement with Merck and the October 2014 and April 2016 subsequent agreements with Lilly and GSK, respectively. In this regard, disclose your rationale for accounting for the amended/subsequent agreements as a new arrangement or as in-substance one arrangement.

Response:

The Company acknowledges the Staff’s comment and has revised its accounting policy disclosure in Note 2 on Pages F-12 to F-13 and has revised the disclosures in Note 13 on Pages F-33 to F-41 for the amended agreement with Merck in December 2014, the second agreement with Lilly in October 2014 and the second agreement with GSK in 2016.

•	Clarify with respect to the Lilly (December 2013), GSK (April 2016) and Daiichi agreements why it was appropriate to have recognized revenue over a period that your substantial performance obligations were met, when it appears you continue to have obligations as evidenced by the fact that you have the potential to earn future milestones.

Response:

The Lilly, GSK and Daiichi agreements all involve the licensing of the Company’s platform technology. In accordance with ASC 605-25, the Company generally identifies the following deliverables at the inception of a license agreement: (1) the research license; (2) the commercial license; and (3) the transfer of the Company’s platform technology (Azymetric, EFECT, etc.). In addition, agreements may contain the following deliverables: (4) research services and technical assistance to be provided by the Company in connection with the transfer of the technical information to the licensee; and (5) research activities to be performed on behalf of the licensee subsequent to the transfer of the technology platform.

The Company determined that the licenses do not have stand-alone value without the Company’s platform technology and, if required, its technical assistance during the transfer of the technology. Accordingly, the deliverables (1) through (3), and (4) if required, are considered as a single unit of accounting. The research activities to be performed on behalf of the licensee after the transfer of the technology are also determined to have stand-alone value as the licensee or another third party could provide these services without the Company’s assistance.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

The arrangement consideration allocated to the first unit of accounting (items (1) through (3) and (4) if required) is recognized upon delivery of the technology platform, or, if research services are required in connection with the transfer of the technology, ratably over the period the services are provided.

For more detailed discussions on each of the Lilly, GSK, and Daiichi agreements, the Company respectively refers you to the revised disclosures in Note 13 on Pages F-33 to F-41.

•	You indicate that “Commercialization milestone payments may include payments triggered by annual product sales that achieve pre-specified thresholds.” Clarify whether this description relates to the “commercial” milestones listed in your separate disclosure herein for each agreement and whether or not and why or why not these types of milestones meet the definition of a milestone in ASC 605-28-20. If these milestones do not meet the definition of a milestone, disclose your accounting policy for them.

Response:

The Company acknowledges the Staff’s comment and has provided additional disclosure in its accounting policy for “Revenue Recognition” in Note 2 on Pages F-12 and F-13 and provided additional disclosure in Note 13 on Page F-34 and F-35 to clarify the accounting for milestone payments.

•	For each agreement, provide us the amount of each milestone and a description of what will trigger its payment. If commercial milestones do not meet the definition of a milestone in ASC 605-28-20, you do not need to include those milestones in what you provide us.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the remaining research, development and commercial milestones defined under the Company’s collaborations do not constitute substantive milestones as the events and conditions resulting in these payments do not meet the definition of a substantive milestone because the achievement of these events solely depends on its licensees’ performance except for the $4.0 million research milestone from the Lilly (2014) agreement and the $1.0 million research milestone from the Daiichi agreement.

Dorman Yale

Securities and Exchange Commission

February 1, 2017

Item 8. Exhibits and Financial Statement Schedules

43.	We refer to your statement on page 169 that you intend to enter into new employment agreements with your named executive officers prior to the offering’s closing. Please file these new employment agreements as exhibits to the registration statement. Refer to Item 8 of the Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 169 and 170 and filed the new employment agreements as exhibits 10.2, 10.4, 10.6, 10.8 and 10.10 to the Registration Statement.

*        *        *         *

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:	Erin Jaskot, Securities and Exchange Commission
Suzanne Hayes, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Jim B. Rosenberg, Securities and Exchange Commission
Dr. Ali Tehrani, President and Chief Executive Officer, Zymeworks Inc.
Neil Klompas, Chief Financial Officer, Zymeworks Inc.
Charles S. Kim, Cooley LLP